UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
iShares S&P Global Consumer Discretionary Fund

(Name of Issuer)
Common Stock

(Title of Class of Securities)
464288745

(CUSIP Number)
December 31, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☑ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fifth Third Bancorp 31-0854434

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5	SOLE VOTING POWER

NUMBER OF		99,633

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		83,637

WITH	8	SHARED DISPOSITIVE POWER

		14,680

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,633

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Item 1.
(a)	Name of Issuer:
iShares S&P Global Consumer Discretionary Fund
(b)	Address of Issuer’s Principal Executive Offices:
Black Rock Fund Advisors
400 Howard St.
San Francisco, CA 94105
Item 2.
(a)	Name of Person Filing:
(1) Fifth Third Bancorp
(b)	Address of Principal Business Office, or if None, Residence:
(1) Fifth Third Center, Cincinnati, Ohio 45263
(c)	Citizenship:
(1) Ohio
(d)	Title of Class of Securities:
Mutual Fund Holdings
(e)	CUSIP Number:
464288745

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.
a.	Amount beneficially owned:	99,633

b.	Percent of class	5.11%

c.	Number of shares as to which such person has:
i.	Sole power to vote or to direct the vote:	99,633

ii.	Shared power to vote or to direct the vote:	0

iii.	Sole power to dispose or to direct the disposition of:	83,637

iv.	Shared power to dispose or to direct the disposition of:	14,680
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Subsidiary	Item 3 Classification
Fifth Third Bank – an Ohio Banking Corporation	Bank
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2010

FIFTH THIRD BANCORP
/s/ Richard W. Holmes, Jr.
By: Richard W. Holmes Jr.
Title:	Vice President and Counsel